UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 16, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (the “PRC”) at 2:00 p.m. on Tuesday, 3 February 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise defined in this notice, capitalized terms used herein shall have the same meanings as ascribed to them in the announcement of the Company dated 12 December 2008):

AS ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve, the resignation of Mr. Li Fenghua as the Chairman and non-executive director of the Company with effect from the conclusion of the Meeting.”

2.	“THAT, to consider and approve, Mr. Cao Jianxiong will no longer serve as the President nor as a director of the Company with effect from the conclusion of the Meeting.”

3.	“THAT, to consider and approve, Mr. Liu Shao Yong 劉紹勇先生 (“Mr. Liu”) be appointed as the director of the Company with effect from the conclusion of the Meeting.”

Please refer to note 7 of this notice for biographical details of Mr. Liu.

4.	“THAT, to consider and approve, Mr. Ma Xulun 馬須倫先生 (“Mr. Ma”) be appointed as the President and the executive director of the Company with effect from the conclusion of the Meeting.”

Please refer to note 8 of this notice for biographical details of Mr. Ma.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The directors of the Company, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
16 December 2008

Notes:

1.	Persons entitled to attend the Meeting

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on Wednesday, 31 December 2008 or Friday, 2 January 2009, respectively will be entitled to attend the Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the Meeting

(1)
Holders of the A Shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Secretary Office of the Board of Directors) by 4:00 p.m. on Monday, 12 January 2009 (if in person or by facsimile) or between Tuesday, 6 January 2009 to Monday, 12 January 2009 (if by post). In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)
Holders of the H Shares shall deliver their written replies for attending the Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above by 4:00 p.m. on Monday, 12 January 2009 (if in person or by facsimile) or between Tuesday, 6 January 2009 to Monday, 12 January 2009 (if by post). If proxies are appointed by shareholders to attend the Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the Meeting as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(1)
Shareholders who have the right to attend and vote at the Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the Meeting in order for such documents would be considered valid. For the holders of the H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be valid.

(3) If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the Meeting

The Meeting is expected to last for half a day. Shareholders or their proxies attending the Meeting shall be responsible for their own accommodation and travel expenses.

5.	Procedure to otherwise demand a poll

Pursuant to Articles 73 to 75 of the Articles of Association of the Company (the “Articles of Association”), a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i) by the chairman of such meeting;

(ii) by at least two shareholders entitled to vote present in person or by proxy; or

(iii) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6.	Closure of books

The H Share register of members of the Company will be closed from Saturday, 3 January 2009 to Tuesday, 3 February 2009 both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 2 January 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Biographical details of Mr. Liu

Mr. Liu, aged 50, joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation and Deputy Director of Shanxi Provincial Civil Aviation Administration. He also served as the General Manager of the Shanxi branch of China Eastern Airline Company and as the Chief of the Flying Model Division of the Civil Aviation Administration of China. He was the President of the Company from 2000 to 2002 and the Director of the Company from 2001 to 2003. From 2002 to August 2004, he was appointed as the Vice Minister of Civil Aviation Administration of China. Starting from August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company and since November 2004, he has served as Chairman of directors of China Southern Airlines Company Limited (stock code: 1055). Currently, he is the President and a Deputy Party Secretary of CEA Holding. Mr. Liu graduated from China Civil Aviation Flying College. He has also obtained a master degree in executive business administration from Tsinghua University in 2005. He is a qualified First Class Pilot.

Save as disclosed in the above, Mr. Liu has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this notice nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Liu does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the date of this notice, there is no service contract between the Company and Mr. Liu in respect of the aforesaid appointment. Pursuant to the Articles of Association, Mr. Liu will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Liu which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

8.	Biographical details of Mr. Ma

Mr. Ma, aged 43, was Deputy General Manager of China Commodities Storing and Transportation Corporation in 1995 and Deputy Director General of Financial Department of Civil Aviation Administration of China in 1997. Mr. Ma was the Vice President of Air China International Corporation Limited in December 1998. After the restructuring of the China civil aviation industry in 2002, he became the Vice President of the general affairs of Air China International Corporation Limited. From September 2004 to January 2007, he became the President of Air China Limited (stock code: 753) and Deputy Party Secretary. In December 2004, he was a Party member of China National Aviation Holdings Company. Since the beginning of 2007, he was a Party member and Deputy General Manager of China National Aviation Holding Company. Currently, he is a Deputy Party Secretary of CEA Holding. Mr. Ma has a master degree and is a qualified accountant.

Save as disclosed in the above, Mr. Ma has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this notice nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Ma does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

As at the date of this notice, there is no service contract between the Company and Mr. Ma in respect of the aforesaid appointment. Pursuant to the Articles of Association, Mr. Ma will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Ma which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Proxy Form for the Extraordinary General Meeting  to be held on Tuesday, 3 February 2009

I/We _____________________________________________________________________________________________________________ (Note 1), “A”/“H” Shares shareholder account number (if applicable): _____________________________________________________________________, address: __________________________________________________________________________________________________________ (Note 1), hold __________________________________________________ “A”/“H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the Extraordinary General Meeting or Mr./Ms. ________________________________________ of address: __________________________________________________________________________________________________________ (Note 3), to represent me/us to attend the Extraordinary General Meeting to be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 2:00 p.m. on Tuesday, 3 February 2009 and any adjournment thereof (the “Extraordinary General Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Extraordinary General Meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)
1. To consider and approve, the resignation of Mr. Li Fenghua as the Chairman and non-executive director of the Company with effect from the conclusion of the Meeting.
2. To consider and approve, Mr. Cao Jianxiong will no longer serve as the President nor as a director of the Company with effect from the conclusion of the Meeting.
3. To consider and approve, Mr. Liu Shao Yong 劉紹勇先生 be appointed as the director of the Company with effect from the conclusion of the Meeting.
4. To consider and approve, Mr. Ma Xulun 馬須倫先生 be appointed as the President and the executive director of the Company with effect from the conclusion of the Meeting.

Signature(s): ____________________________________(Note 5)	Date: ______________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Extraordinary General Meeting, please delete the words “the chairman of the Extraordinary General Meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“X”) in the box marked “Disagree”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the Extraordinary General Meeting, appropriate identification documents must be produced.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ATTENDANCE SLIP

To:         China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the Company’s extraordinary general meeting to be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 2:00 p.m. on Tuesday, 3 February 2009 personally/by appointing a proxy.

Name
Number of A/H Shares Held
IC/Passport Number
Shareholder’s Number
Correspondence Address
Telephone Number

Signature(s): ______________________________________	Date: ______________________

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy), (A/H Shares) and (IC/Passport number(s)), please delete the items as appropriate.

5.
This slip must be completed and signed and be received at the Company’s place of business at No.2550 Hongqiao Road, Shanghai, the People’s Republic of China by 4:00 p.m. on Monday, 12 January 2009 (if in person or by facsimile) or between Tuesday, 6 January 2009 to Monday, 12 January 2009 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).